October 13, 2020	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Jacob C. Tiedt Shareholder +1 312 609 7697 jtiedt@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Lisa Larkin
Ms. Megan Miller

Re:	Nuveen California Municipal Value Fund, Inc. (the “Registrant”)
Registration Statement on Form N-14
File No. 333-248308

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on September 16, 2020 and September 24, 2020, with respect to the Registrant’s Registration Statement on Form N-14 filed on August 24, 2020 (the “Registration Statement”) relating to the issuance of shares in connection with the proposed combination of Nuveen California Municipal Value Fund 2 (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete all missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Legal Comments

1.	Comment: Please explain why the Registrant’s shareholders are not required to vote on the Reorganization.

Response:    The Registrant is organized as a Minnesota corporation. For the information of the staff, Section 302A.613 of the Minnesota Business Corporation Act generally requires the shareholders of a Minnesota corporation to vote to approve a merger transaction similar to the Reorganization regardless of whether the corporation is the acquiror or the target. However, Section 302A.613 has an exception providing that the acquiror’s shareholders need not vote to approve such a transaction if (1) the acquiror’s articles of incorporation will not be amended in the transaction, (2) each shareholder of the acquiror will hold the same number of shares of the

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acquiror with identical rights both before and immediately after the transaction, (3) the transaction will not result in an issuance of shares representing more than 20% of the pre-transaction voting power of the acquiror, and (4) the transaction will not result in an issuance of “participating shares” (defined as the outstanding shares of the acquiror that entitle their holders to participate without limitation in distributions by the acquiror) representing more than 20% of the pre-transaction participating shares of the acquiror. Because the Reorganization satisfies each of these criteria, no shareholder vote is required under Minnesota law.

In addition, the Registrant’s common shares are listed on the New York Stock Exchange, and Section 312.03 of the New York Stock Exchange Listed Company Manual generally requires a shareholder vote prior to (1) the issuance of common shares to a director, officer or substantial security holders of a listed company (a “Related Party”), or certain affiliates of Related Parties, if the number of shares to be issued to such parties exceeds either 1% of the listed company’s pre-issuance shares outstanding or 1% of the listed company’s pre-issuance voting power, or (2) the issuance of common shares in an amount equal to or exceeding 20% of the listed company’s pre-issuance voting power or shares outstanding, subject to certain exceptions. Because neither of these situations will apply in connection with the Reorganization, no shareholder vote is required under the New York Stock Exchange Listed Company Manual.

2.

Comment:    In the Q&A captioned “Why has the Target Fund’s Board recommended the Proposal?” please revise, in accordance with plain English principles, the statement that the Reorganization is “part of an ongoing initiative to rationalize the product offerings of Nuveen’s municipal closed-end funds.”

Response: The Registrant has revised the disclosure to read as follows:

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”), a subsidiary of Nuveen, LLC (“Nuveen”) and the Funds’ investment adviser, recommended the proposed Reorganization as part of an ongoing initiative to streamline Nuveen’s municipal closed-end fund line-up and eliminate overlapping products.

3.	Comment: In the Q&A captioned “Why has each Fund’s Board recommended the Proposal?” please explain supplementally what is meant by “exposure to state bonds where issuance remains diverse and robust.”

Response:    For the information of the staff, “exposure to state bonds where issuance remains diverse and robust” refers to the variety of municipal bonds and number and activity of municipal bond issuers in the State of California, which remain significant in comparison to other U.S. states.

4.

Comment:    In the Q&A captioned “Will shareholders of the Funds have to pay any fees or expenses in connection with the Reorganization?” please explain supplementally the method of allocating Reorganization costs between the Funds and explain why the Registrant is bearing more of the costs than the Target Fund.

Response: For the information of the staff, as described in the Joint Proxy Statement/Prospectus, the allocation of the costs of the Reorganization to the Funds is based on

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the expected benefits of the Reorganization, as measured by forecasted increases to net earnings, if any. Forecasted net earnings are impacted by many factors including costs savings as a result of the Reorganization and the anticipated portfolio post-Reorganization. By way of example, if the Acquiring Fund has a large number of bonds that are callable and reinvestment rates currently are low, it may benefit from the acquisition of Target Fund bonds that are not callable or have longer call dates and are yielding higher than the current reinvestment rate. In this case, the primary benefits to the Acquiring Fund relate to Portfolio matters.

5.

Comment:    In light of references to the Funds holding virtual meetings in the Q&A Section and elsewhere, please confirm that such meetings will be held in accordance with applicable staff guidance, and that you have reviewed staff guidance, applicable state law and governing documents and determined that virtual meetings are permitted thereunder.

Response:    For the information of the staff, the Registrant confirms that the virtual meetings will be held in accordance with applicable staff guidance and has determined that virtual meetings are permitted under staff guidance, applicable state law and each Fund’s governing documents.

6.

Comment:    Please confirm that you have reviewed and will comply with the Commission’s rulemaking under the Fixing America’s Surface Transportation (FAST) Act and will hyperlink each exhibit identified in the Part C and other information incorporated by reference.

Response:    For the information of the staff, the Registrant has reviewed the Commission’s rulemaking under the FAST Act and has hyperlinked each exhibit identified in the Part C and other information incorporated by reference.

7.

Comment:    In the sub-section titled “Reasons for the Reorganization” beginning on page 37 of the Joint Proxy Statement/Prospectus, you note that the Boards have determined that the Reorganization would be in the best interests of the applicable Fund and that the interests of the existing shareholders of such Fund would not be diluted as a result of the Reorganization. Please confirm supplementally that the other conditions of Rule 17a-8 have been met.

Response: For the information of the staff, the Registrant confirms that the conditions of Rule 17a-8 have been satisfied.

8.

Comment:    In connection with the sub-section titled “Reasons for the Reorganization” beginning on page 37 of the Joint Proxy Statement/Prospectus and other discussions of the Boards’ considerations please confirm supplementally (a) whether the Boards considered any factors that did not weigh in favor of the Reorganizations and (b) whether the Boards considered the comparative performance of the Funds. If the Boards considered any such factors that are not discussed in the Joint Proxy Statement/Prospectus, please revise the disclosure to note such factors.

Response:    For the information of the staff, the Registrant has been advised that the principal factors considered by the Boards in approving the Reorganization (including, among other things, factors relating to secondary market performance and to certain similarities and differences between the Funds, each of which is a California municipal fund) are set forth and discussed in the sub-section titled “Reasons for the Reorganization” and that such disclosure is consistent with the Boards’ records.

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Accounting Comments

9.

Comment:    For the fee and expense tables on page 15 of the Joint Proxy Statement/Prospectus, please confirm that the tables accurately reflect each Fund’s current fees and expenses or provide the information as of a more recent date.

Response: The Registrant confirms that the fees and expenses for the current fiscal period of the Funds through July 2020 do not differ materially from the information presented.

10.

Comment:    Please explain supplementally and disclose in the Joint Proxy Statement/Prospectus whether the Reorganization will be accounted for as a business combination or asset acquisition in accordance with Accounting Standards Codification Topic 805 (ASC 805), Business Combinations.

Response:    The Reorganization will be accounted for as a business combination under ASC 805. The Registrant has added language to this effect to Note 2 of the pro forma financial statements at page S-41 of the Statement of Additional Information.

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7697 or Deborah Bielicke Eades at (312) 609-7661.

Very truly yours,

/s/ Jacob C. Tiedt
Jacob C. Tiedt Shareholder